UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO 13D-1(A) AND AMENDMENTS
                       THERETO FILED PURSUANT TO 13D-2(A)
                              (AMENDMENT NO. 11)*

                                 Immucor, Inc.
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                   452526106
                                 (CUSIP Number)

                        James F. Rice, Managing Director
                         c/o Aim High Enterprises, Inc.
                         600 Longwater Drive, Suite 204
                               Norwell, MA 02061
                                 (781) 635-1121

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 21, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                              (Page 1 of 9 Pages)
----------------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 452526106                   13D/A                        PAGE 2 OF 9

------ ------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Kairos Partners, LP (Tax ID:  04-3521249)
       Kairos Partners GP, LLC
       Aim High Enterprises, Inc.
------ ------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                            (A) / /
                                            (B) x
------ ------------------------------------------------------------------------
3      SEC USE ONLY

------ ------------------------------------------------------------------------
4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

       N/A
------ ------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                               / /
------ ------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION Kairos Partners, LP is a Delaware limited partnership. Kairos Partners GP,LLC is a Delaware limited liability corporation. Aim High Enterprises, Inc. is a Delaware corporation.
------ ------------------------------------------------------------------------
                             7     SOLE VOTING POWER

                                   None
                          -----------------------------------------------------
NUMBER OF SHARES             8     SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                  None
PERSON WITH               -----------------------------------------------------
                             9     SOLE DISPOSITIVE POWER

                                   None
                          -----------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                   None
------ ------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None
------ ------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                      / /
       Not Applicable.
------ ------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%
------ ------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       Kairos Partners, LP--PN
       Kairos Partners GP, LLC--OO (limited liability company)
       Aim High Enterprises, Inc.--CO
------ ------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER:


(a) This Amendment No. 11 relates to the common stock, $.10 par value per share, of Immucor, Inc. (the "Common Stock").

(b) The names and addresses of the principal executive officers of the Issuer are as follows:

        Edward L. Gallup, President and Chief Executive Officer

        Ralph A. Eatz, Senior Vice President - Operations

        Dr. Gioacchhino De Chirico, Director of European Operations and
               President, Immucor Italia S.r.1

        Steven C. Ramsey, Vice President - Chief Financial Officer and
               Secretary

        Patrick Waddy, President of Dominion Biologicals Limited and European
               Finance  Director

               Address:      c/o Immucor, Inc.
                             3130 Gateway Drive
                             P.O. Box 5625
                             Norcross, Georgia 30091

ITEM 2. IDENTITY AND BACKGROUND

1.      (a)    Kairos Partners, LP, ("Kairos") a limited partnership organized under the laws of the State of Delaware.

        (b)    Address:      c/o Aim High Enterprises, Inc.
                             600 Longwater Drive, Suite 204
                             Norwell, MA 02061

        (c)    Principal Business:  Investments

        (d) During the last five years, Kairos has not been convicted in a criminal proceeding.

        (e) During the last five years, Kairos was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2.      (a)    Kairos Partners GP, LLC, a limited liability corporation
               organized under the laws of the State of Delaware ("Kairos GP").
               Kairos GP is the general partner of Kairos.

        (b)    Address:      c/o Aim High Enterprises, Inc.
                             600 Longwater Drive, Suite 204
                             Norwell, MA 02061

        (c)    Principal Business:  Investments

        (d) During the last five years, Kairos GP has not been convicted in a criminal proceeding.

        (e) During the last five years, Kairos GP was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.      (a)    Aim High Enterprises, Inc. controls Kairos GP.

        (b)    Address:      Aim High Enterprises, Inc.
                             600 Longwater Drive, Suite 204
                             Norwell, MA 02061

        (c)    Principal Business:  Investments

        (d) During the last five years, Aim High Enterprises, Inc. has not been convicted in a criminal proceeding.

        (e) During the last five years, Aim High Enterprises, Inc. was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Aim High Enterprises, Inc. is a corporation organized under the laws of the State of Delaware.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

        Not applicable.

ITEM 4. PURPOSE OF TRANSACTION:

     Between November 30, 2001 and December 21, 2001, Kairos sold 520,208 shares of Common Stock. As a result of these sales, none of the Reporting Persons owns any shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

     (a) None of the Reporting Persons owns any shares of Common Stock as of December 21, 2001.

     (b) None of the Reporting Persons owns any shares of Common Stock as of December 21, 2001.

     (c) The following is a description of all transaction in shares of Common Stock of the Issuer by the Reporting Persons identified effected from November 30, 2001 to December 21, 2001:

               See Appendix A.

        (d)    Not applicable

        (e)    Not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

        Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  December 31, 2001
                                            --------------------------------
                                                       (Date)


                                                    /s/ James F. Rice
                                            --------------------------------
                                                     (Signature)

                                                    James F. Rice

                                   Appendix A


-------------------- ---------------------- ------------------------- -----------------------
Name of              Date of Purchase       Number of Shares          Purchase or Sale
Shareholder          or Sale                Purchased or (Sold)       Price Per Share
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/3/01                (5,000)                   $6.809
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/3/01                (1,900)                   $6.738
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/3/01                (1,000)                   $6.856
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/3/01                (1,000)                   $6.836
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/3/01                (1,000)                   $6.736
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/3/01                (500)                     $6.762
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/3/01                (100)                     $6.460
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/4/01                (1,000)                   $6.486
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/4/01                (900)                     $6.484
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/4/01                (500)                     $6.472
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/4/01                (400)                     $6.465
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/5/01                (2,125)                   $6.638
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/5/01                (2,000)                   $6.488
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/5/01                (1,300)                   $6.487
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/5/01                (1,000)                   $6.486
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/5/01                (1,000)                   $6.486
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/5/01                (1,000)                   $6.486
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/5/01                (1,000)                   $6.486
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/5/01                (1,000)                   $6.486
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/5/01                (1,000)                   $6.486
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/5/01                (1,000)                   $6.486
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/5/01                (1,000)                   $6.486
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/5/01                (1,000)                   $6.486
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/5/01                (1,000)                   $6.486
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/5/01                (1,000)                   $6.486
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/5/01                (1,000)                   $6.486
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/5/01                (1,000)                   $6.486
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/5/01                (1,000)                   $6.486
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/5/01                (1,000)                   $6.486
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/5/01                (70)                      $6.360
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/5/01                (30)                      $6.360
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/6/01                (900)                     $6.974
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/6/01                (400)                     $6.892
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/6/01                (825)                     $6.733
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/10/01               (900)                     $6.694
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/10/01               (400)                     $6.985
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/10/01               (100)                     $6.630
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/10/01               (100)                     $6.600
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/10/01               (100)                     $6.500
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (3,000)                   $6.608
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (2,000)                   $6.568
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (2,000)                   $6.528
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (2,000)                   $6.528
-------------------- ---------------------- ------------------------- -----------------------





-------------------- ---------------------- ------------------------- -----------------------
Name of              Date of Purchase       Number of Shares          Purchase or Sale
Shareholder          or Sale                Purchased or (Sold)       Price Per Share
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (2,000)                   $6.528
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (2,000)                   $6.528
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (2,000)                   $6.528
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (2,000)                   $6.528
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (1,200)                   $6.516
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (1,200)                   $6.506
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (1,100)                   $6.506
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (1,000)                   $6.626
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (1,000)                   $6.626
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (1,000)                   $6.626
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (1,000)                   $6.626
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (1,000)                   $6.626
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (1,000)                   $6.626
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (1,000)                   $6.606
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (1,000)                   $6.606
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (1,000)                   $6.606
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (1,000)                   $6.606
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (1,000)                   $6.606
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (1,000)                   $6.606
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (1,000)                   $6.606
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (1,000)                   $6.606
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (1,000)                   $6.606
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (1,000)                   $6.586
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (1,000)                   $6.586
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (1,000)                   $6.586
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (1,000)                   $6.566
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (1,000)                   $6.566
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (1,000)                   $6.546
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (1,000)                   $6.546
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (1,000)                   $6.546
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (1,000)                   $6.546
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (1,000)                   $6.546
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (1,000)                   $6.546
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (1,000)                   $6.526
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (1,000)                   $6.526
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (1,000)                   $6.526
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (1,000)                   $6.526
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (1,000)                   $6.526
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (1,000)                   $6.526
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (1,000)                   $6.486
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/11/01               (800)                     $6.562
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/13/01               (1,300)                   $6.737
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/13/01               (600)                     $6.776
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/13/01               (400)                     $6.815
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/17/01               (500)                     $6.872
-------------------- ---------------------- ------------------------- -----------------------





-------------------- ---------------------- ------------------------- -----------------------
Name of              Date of Purchase       Number of Shares          Purchase or Sale
Shareholder          or Sale                Purchased or (Sold)       Price Per Share
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/17/01               (15,000)                  $7.010
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/18/01               (135,000)                 $7.228
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/19/01               (50,000)                  $7.520
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/20/01               (42,500)                  $7.567
-------------------- ---------------------- ------------------------- -----------------------
Kairos               12/21/01               (183,058)                 $8.977
-------------------- ---------------------- ------------------------- -----------------------

The shares of Common Stock were purchased and sold by Kairos in the over-the-counter market.